Exhibit 4.4

Alumina Limited and Peter Wasow

ABN 85 004 820 419 GPO Box 5411, Melbourne Victoria 3001 Australia	Level 12, IBM Centre 60 City Road, Southbank Victoria 3006 Australia	Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

EXHIBIT 4.4 – MANAGEMENT CONTRACTS

PRIVATE & CONFIDENTIAL

26 November 2013

Mr Peter Wasow

367 Mt Barker Road

ALDGATE SA 5154

Dear Peter

CONTRACT OF EMPLOYMENT

Further to our recent discussions, a contract of employment is attached.

Position/Capacity:	Chief Executive Officer and Managing Director

Reporting to:	Chairman

Commencement date:	1 January 2014

Location:	Level 12, IBM Centre, 60 City Road, Southbank VIC 3006

Remuneration Package:	FAR:	$1,150,000 per annum, including superannuation, effective 1 January 2014 TBC.

	STI:	Up to $400,000 per annum ($300,000 at target).

	LTI:	Up to $400,000 per annum with the first allocation of performance rights by February 2014.

Share Grant:	Grant of $200,000 in Alumina Limited shares per annum, with the first grant by February 2014.

Attached to this letter is a contract of employment which incorporates these terms.

Please review the contract and, if acceptable, return a signed copy to me.

Your signature on the contract will constitute an acknowledgment that you consent to the terms and conditions contained in it.

Yours sincerely

JOHN PIZZEY CHAIRMAN

Date: 26 November 2013

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Alumina Limited and Peter Wasow

This is a contract of employment between Alumina Limited (ACN 85 004 820 419) of Level 12, IBM Centre, 60 City Road, Southbank Victoria 3006 (Alumina) and Peter Wasow of 367 Mt Barker Road, Aldgate, SA, 5154 who have agreed that Peter Wasow will be employed by Alumina on the terms of this contract of employment.

The formal terms of this contract of employment are as follows:

1.	POSITION AND COMMENCEMENT

You will be employed in the position of Chief Executive Officer and Managing Director, reporting to the Chairman. It is a condition of your appointment as Chief Executive Officer that you will be appointed also as a director of Alumina. You acknowledge that you are not entitled to any additional remuneration for acting as a director of Alumina.

Your employment under this contract of employment will be effective from 1 January 2014.

You will be employed in Alumina’s office at Level 12, IBM Centre, 60 City Road, Southbank, Victoria 3006. Alumina will provide car parking within the building at which its offices are located.

You have informed us that you intend to relocate to Melbourne as soon as practicable. In the meantime, you will commute on a weekly basis between Adelaide and Melbourne. In accordance with clause 2 below, relocation costs will be recompensed to you, including travel and accommodation, until the earlier of your occupation of a property in Melbourne and 30 June 2014.

2.	REMUNERATION

Your remuneration will fully compensate you for all entitlements including hours you work outside Alumina’s normal office hours.

The components of your remuneration, and the value or potential value of each, are as follows:

•	Fixed Annual Reward (FAR) of $1,150,000 per annum, including superannuation, effective 1 January 2014; and

•	Short Term Incentive (STI) of up to $400,000 per annum ($300,000 at target); and

•	Long Term Incentive (LTI) of up to $400,000 per annum, with the first allocation of performance rights by February 2014; and

•	Share Right Grant: Grant of $200,000 in Alumina Limited share rights per annum (which are subject to a service condition of 18 months from the date of grant).

FAR

Your FAR will be paid monthly, less applicable tax, half in arrears and half in advance, by direct transfer into your nominated account/(s) with a bank or other approved, financial institution.

Your FAR payment is inclusive of your superannuation benefit. You will be required to salary sacrifice the minimum statutory superannuation contribution to a complying approved superannuation plan of your choice. The minimum required contribution you must make under the superannuation guarantee legislation is currently 9.25% of your superannuation earnings base. If there is any increase in the minimum level of superannuation contributions that Alumina must make consistent with its obligations under the superannuation guarantee legislation, your FAR will be varied so there is no overall increase in the total cost to Alumina of your FAR.

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Alumina Limited and Peter Wasow

STI

You will be entitled to participate in the Short Term Incentive (STI) scheme operated by Alumina. This scheme may change from time to time or be replaced by another scheme at Alumina’s absolute discretion. You will, of course, be consulted about any proposed changes to the STI scheme, and will be informed of any changes that may be made to the STI scheme.

The STI scheme will provide for you to be eligible to receive up to $400,000 per annum ($300,000 at target) payable in cash, subject to the review and approval of the Compensation Committee. Alumina has the absolute discretion whether or not to grant you any award and to determine the quantum of such an award.

Under the current STI scheme.

(a)	50% of the STI will be determined by reference to your performance against individual objectives which are focused on business development, capital management, shareholder relations and governance, tax planning, funding initiatives, joint venture agreements with Alcoa and influencing AWAC strategy development and operational performance. Specific objectives will be developed in consultation with you.

(b)	The other 50% will be determined by the Alumina Board’s assessment of an annual corporate scorecard, which will be subject to a minimum threshold of Alumina making an annual profit after excluding any non-recurring items that are not in the ordinary course of business.

The annual Corporate Scorecard will include a combination of measures, some of which will be in relation to financial performance of Alumina.

Where your employment ceases before the end of any year, any STI award that Alumina otherwise determines to grant to you in respect of that year will be pro rated on the basis on the proportion of the year that elapsed before termination. Assessment against individual performance objectives and the Corporate Scorecard will occur at the usual time and in the usual manner.

LTI

You may be invited to participate in the Alumina Limited Employee Share Plan from time to time. Any such invitation is in the absolute discretion of the Alumina Board and will be subject to shareholder approval. The first invitation to participate shall occur by February 2014.

This incentive component of your remuneration may provide you with the opportunity to receive in each performance year Performance Rights valued around the time of the invitation at up to $400,000, as determined by the Board in accordance with the usual operation of the Employee Share Plan.

All Performance Rights will be tested against the Total Shareholder Return (TSR) hurdle against two benchmark groups. The Comparator groups may vary over time but are currently the ASX 100 Comparator Group excluding the top 20 companies by market capitalisation and property trusts, and 8 listed alumina and aluminium companies.

Performance Rights will be tested over a three year test period, commencing on the effective grant date as determined by the Board in accordance with the usual operation of the Employee Share Plan (which is usually in the December preceding the invitation relating to the Performance Rights).

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Alumina Limited and Peter Wasow

A result which is less than the 50th percentile of the relevant benchmark groups over the relevant test period would attract no vesting of Performance Rights. A result that is equivalent to the 50th percentile of the relevant benchmark groups over the relevant test period would attract vesting of Performance Rights equivalent to 50% of the rights attributable to satisfaction of that objective. A result that is equivalent to the 75th percentile of the relevant benchmark groups over the relevant test period would attract vesting of Performance Rights equivalent to 100% of the rights attributable to satisfaction of that objective. A result between the 50th and 75th percentiles of the relevant benchmark groups would be determined pro rata.

If your employment ceases before the end of the test period for Performance Rights and the Board has not determined under the Employee Share Plan to forfeit those Performance Rights on the basis that your status is not that of a good leaver, any vesting of Performance Rights that would otherwise have occurred at the end of the test period will be further pro rated on the basis on the proportion of the test period that elapsed before termination. The remainder of the Performance Rights will lapse.

Annual Grant of Share Rights

Each year during your employment with Alumina, you will be granted conditional rights to receive $200,000 in Alumina Limited shares (valued around the time of grant of the share rights, as determined by the Board). The grant will occur by February in each year.

Subject to any immediate vesting in accordance with clause 9, vesting of the share rights will occur upon your being employed by Alumina for a period of 18 months from the date of grant. If you are not employed by Alumina for a period of 18 months from the date of grant the share rights shall lapse, subject to any immediate vesting in accordance with clause 9.

Upon vesting and subject to the paragraphs below:

(i)	Alumina will provide you with the relevant number of Alumina shares, which will be purchased by Alumina on-market (i.e., Alumina is not obliged to and will not issue new shares to provide to you); and

(ii)	from that time you will be legally and beneficially entitled to the shares, and any dividends payable in respect of them.

Notwithstanding anything else in this contract, if at the time that Alumina must deliver shares to you it is prohibited by any law or regulatory requirement (such as insider trading laws) from acquiring its shares on-market, the shares will be acquired by Alumina and delivered to you at the earliest possible time.

You will not be entitled to dispose of the shares received on vesting of share rights while you are employed by Alumina, unless and until the period of three (3) years has elapsed since granting of the relevant share rights. Alumina may administer its register of members and make such arrangements and do all things necessary or desirable to prevent any disposal contrary to this requirement, including, without limitation, instructing Alumina’s share registry to apply a holding lock to the relevant shares.

If your employment ceases within 3 years from the date of grant of share rights and the Board determines that your status is not that of a good leaver, the Board may decide that shares that you have received (or will receive) upon vesting of the share rights are subject to immediate forfeiture. In that case, the shares will be transferred by the Company Secretary of Alumina as attorney on your behalf to a person nominated by the Board, and you will not be entitled to receive any consideration for that transfer.

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Alumina Limited and Peter Wasow

Relocation Costs

Alumina will reimburse you for the following costs incurred in your relocating to Melbourne to accept the position of Chief Executive Officer of Alumina Limited, in accordance with Alumina policies from time to time:

(i)	The cost of one return airfare per week (Adelaide to Melbourne) for yourself from the commencement of your employment until the earlier of your occupation of a property in Melbourne or 30 June 2014. These airfares shall be non-transferable and are not cumulative.

(ii)	The related cost of vehicle transport to and from the Melbourne and Adelaide airport at the start and end of each week.

(iii)	The cost of reasonable rental accommodation in Melbourne for a period of up to six months.

(iv)	The cost of return airfares (Adelaide to Melbourne) and accommodation for you and your partner for preliminary visits to Melbourne to find a residential property for your own occupation.

(v)	Should you acquire a residential property in Melbourne for your own occupation on or before 30 June 2014, the transaction costs incurred (including stamp duty, legal, removal costs) in the acquisition of such property. Such costs must not exceed $150,000.

(vi)	Other reasonable relocation costs as approved by the Chairman.

Review of your remuneration

Your remuneration will be reviewed in December of each year commencing in December 2014, and the Alumina Board may, in its absolute discretion, determine whether to increase your remuneration having regard to all relevant factors including your individual performance, the performance of Alumina, market rates and relativities.

3.	ROLE DEFINITION

A Role Definition, which is required for all positions within Alumina, sets out the purpose of the role, the accountabilities, authority levels and key competencies. Your Role Definition (attached) may be periodically updated to reflect agreed changes to your position as the nature of your role and level of responsibility may vary. You will be consulted where significant changes to the arrangement or performance of your work are proposed.

4.	PERFORMANCE REVIEWS

All employees are required to participate in Alumina’s Performance Review process.

Your personal performance objectives will be set by the Board following your commencement and then in January for the year ahead. The objectives form the basis of your twice yearly Performance Review.

5.	HOURS OF WORK AND DUTIES

Alumina’s normal office hours are 08:30 to 17:30, and may be subject to change. Your hours and your remuneration package compensates you for those additional hours of work will be in accordance with the requirements of the role as Chief Executive Officer.

You will, from time to time, be required to work hours outside Alumina’s normal office hours. You are required to undertake duties as required by the Alumina Board or those advised to you by the Chairman.

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Alumina Limited and Peter Wasow

6.	LEAVE

Personal Leave (Sick Leave and Carer’s Leave)

You are entitled to ten (10) days’ paid personal leave for each completed year of service with Alumina. Personal leave accrues from year to year. Accrued personal leave entitlements will not be payable to you on termination of your employment with Alumina.

Other Leave

In accordance with Alumina’s policies and procedures you are also entitled to compassionate leave and parental leave, which do not accrue and will not be payable to you on termination of your employment with Alumina.

Annual leave

You are entitled to four (4) weeks’ annual leave, which will accrue with respect to each 12 months of continuous service, and any unused days will accumulate from year to year.

Annual leave will be taken by agreement at a time that is convenient to Alumina.

Payment for annual leave will be based on your FAR immediately prior to taking leave.

On termination of your employment with Alumina, you will be paid for accrued but untaken annual leave in accordance with your FAR.

Accumulation of annual leave may not exceed six (6) weeks without the express approval by the Chairman. Alumina reserves the right to direct you to take leave, at a time mutually convenient to Alumina, where you have accumulated more than six (6) weeks’ annual leave.

Additional paid leave

You are entitled to an additional ten (10) days’ paid leave for each completed year of service with Alumina (in addition to annual leave), which shall accrue pro rata during a year provided that such leave does not accrue from year to year and which is not payable to you on termination of your employment with Alumina.

Payment for the additional paid leave will be based on your FAR immediately prior to taking leave.

You must notify the Chairman of when you will take this additional paid leave.

Long Service Leave

Subject to clause 10, you will be entitled to long service leave in accordance with relevant legislation in force from time to time, provided that the rate of accrual of long service leave will be 13 weeks for 10 years’ continuous service rather than at the rate of 8 2/3 weeks per 10 years of continuous service as provided for in legislation.

Benefits

Alumina provides a range of discretionary benefits which may be available to you including:

•	education assistance and study leave;

•	participation in Alumina’s share plan arrangements, subject to invitation, Alumina Board approval and shareholder approval;

•

personal insurance arrangements including participation in the employee accident insurance scheme, the superannuation disablement and death benefit and the salary continuance insurance plan covering extended periods of illness or injury not covered by workers compensation insurance; and

•	access for you and your family to Alumina’s Employee Assistance Program for confidential counseling services and support.

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Alumina Limited and Peter Wasow

The types of benefits that are available and the terms on which they are provided may change from time to time. Benefits will be available to you only if you meet the eligibility criteria for that benefit.

7.	YOUR OBLIGATIONS TO ALUMINA

There are many general legal obligations which exist in all employment relationships. You are required to make yourself aware of your employment obligations to Alumina as detailed in Alumina’s Code of Conduct from time to time, a copy of which is attached.

Without limiting these general obligations, you must:

•	familiarise yourself with and comply with all workplace policies and procedures and with all Alumina policies and procedures, as amended from time to time;

•	comply with all lawful directions given to you by the Chairman or other authorised persons, and diligently and faithfully serve Alumina, protecting and furthering its interests at all times;

•

not engage directly or indirectly in any other trade, business or occupation which deals with Alumina, or which impacts on your ability to perform your work, except with the prior written approval of the Chairman, and must not engage in any conduct or activity which may harm or adversely affect Alumina’s business or interests;

•

not give or receive any monetary payment, gift, benefit, personal favour or gratuity in, or in connection with any business of Alumina save and except in any case involving items of nominal value and authorised business related expenditure for which approval has been obtained by you from the Chairman or other authorised persons; and

•	properly record and account for all transactions made by you on behalf of Alumina by maintenance of the appropriate records and accounts.

8.	ENVIRONMENT, HEALTH AND SAFETY

You are required to carry out your role in a safe and environmentally responsible manner and comply with relevant Acts, Regulations and Codes of Practice and Alumina’s environmental health and safety policies and procedures (as amended from time to time).

Employees are required to refrain from the use of alcohol and drugs prior to and during their work hours, as noted in the Fitness for Work section of Alumina’s Environment, Health and Safety Policy.

Alumina provides an annual health care program for employees, which is currently provided by Good Health Solutions.

9.	TERMINATION OF EMPLOYMENT

Summary dismissal

This contract and your employment may be terminated immediately by Alumina for any conduct on your part which would justify summary dismissal, including, but not limited to:

(a) wilful and serious misconduct;

(b) abuse of alcohol and drugs in the workplace, or intoxication while at work;

(c) dishonesty;

(d) criminal offences; or

(e) assaulting or engaging in threatening behavior towards a colleague, or conduct that creates a serious risk to the health and safety of another person.

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Alumina Limited and Peter Wasow

Termination with notice

This contract and your employment may be terminated by your giving twelve (12) months notice in writing to Alumina, or by Alumina giving twelve (12) months notice in writing to you.

Alumina may in its absolute discretion make a payment to you in lieu of some or all of the notice period given by it or by you. Any such payment will be calculated according to your “Base Remuneration”, which is defined as FAR. In those circumstances, and if the Board determines that your status is that of a good leaver, any unvested share rights that have been granted to you and would have vested had you remained in employment with Alumina during the notice period (in accordance with the annual grant of share rights under clause 2) will also immediately vest and the applicable shares will be transferred to you on termination of your employment (or as soon afterwards as legal and regulatory requirements permit).

Alumina may at its absolute discretion direct you to not attend at work and not to have any contact with employees, customers or suppliers of Alumina, during the notice period. This direction may be given at the outset of or at any time during the notice period.

If you resign without giving twelve (12) months’ notice, Alumina may to the extent permitted by law withhold from any payment to be made to you on termination an amount equivalent to the amount of outstanding notice to be served calculated in accordance with your Base Remuneration.

Notwithstanding any other clause in this contract, unless and until Alumina obtains any required shareholder approval in accordance with the Corporations Act, the maximum benefits to which you are entitled on termination of your employment (including redundancy) is the maximum permitted to be provided to you in the absence of such shareholder approval in accordance with the Corporations Act and associated regulations. For the avoidance of doubt, this clause imposes no obligation on Alumina to seek or obtain such approval.

Resignation as a director

Immediately on termination for any reason (including resignation):

(a)	you will, to the extent allowed by the Corporations Act, resign from every office, including all directorships and other appointments, to which you were appointed or which you hold otherwise by virtue of your employment of Alumina; and

(b)	the Company Secretary of Alumina may act as your attorney to execute all documents and do all things reasonably required by Alumina to give effect to paragraph (a).

Restraint

You agree that for 12 months following the termination of your employment for any reason, you will not directly or indirectly be engaged or involved in Alcoa’s business. You acknowledge that this undertaking is reasonable and necessary for the protection of Alumina’s legitimate business interests and that damages alone would be an insufficient remedy for any breach by you of this clause and Alumina will be entitled to obtain injunctive relief restraining you from any breach of this clause.

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Alumina Limited and Peter Wasow

10.	REDUNDANCY

In the event that your employment is terminated on the basis of the redundancy of your position, and you are not offered suitable alternative employment, you will be entitled to the redundancy and termination benefits provided for in this clause.

Where you are entitled to receive a redundancy payment under this clause, your payment will be calculated according to your Base Remuneration as defined in clause 9 above.

Subject to the limits set out above, if your employment is terminated on the basis of the redundancy of your position, you will be entitled to the following in accordance with Alumina’s ‘Leaving the Company’ policy:

(a)	a payment of your accrued annual leave and (if applicable) long service leave entitlements, provided that pro rata long service leave benefits will only be paid if you have three (3) years or more continuous service;

(b)	a payment comprising your notice payment, redundancy payment and additional redundancy payment, as specified below; and

(c)	in appropriate cases, outplacement support, details of which are provided in Alumina’s ‘Leaving the Company’ policy.

For the purpose of determining the amount that may be payable under paragraph (b) above:

(i)	the notice payment will be the notice period provided for in this contract of employment, less any period of actual notice provided by Alumina;

(ii)	a redundancy payment will be two and a half (2.5) weeks per completed year of service, pro-rated for completed months of service; and

(iii)	an additional redundancy payment will be thirteen (13) weeks additional ex-gratia payment.

If Alumina makes a payment in lieu of notice to you, the potential for immediate vesting of unvested share rights will apply in accordance with clause 9 above.

11.	SIGNIFICANT CHANGE

In the event of a ‘Significant Change’ as defined below, you may elect to terminate your employment with Alumina in accordance with clause 10, by providing written notice to Alumina within 28 days of the Significant Change event occurring.

For the purpose of this clause, a Significant Change means:

•	if Alumina ceases to be listed on the Australian Securities Exchange; or

•	if there is a significant change in the status and/or responsibilities of your position which is detrimental to you (where you do not consent to the change in status and/or responsibilities);

If your employment with Alumina terminates in accordance with this clause 11, you will be entitled to receive the payments set out in clause 10. Such payments will be taxed in accordance with relevant taxation legislation and, subject to the particular circumstances of the termination of employment, may not attract the concessional taxation treatment afforded to bona fide redundancy payments.

If Alumina makes a payment in lieu of notice to you, the potential for immediate vesting of unvested share rights will apply in accordance with clause 9 above.

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Alumina Limited and Peter Wasow

12.	SECURITY REQUIREMENTS

Alumina may, through its officers, employees or delegates, inspect your personal property on Alumina premises and work area at any time for security reasons. By signing this contract you consent to such inspection.

You shall not, without prior consent from Alumina, remove any records, documents, or other property from the workplace.

13.	COMPUTER USE

Alumina uses certain computer software under licence which may not be reproduced or copied by you in any way, unless specifically approved.

Any use by you of Alumina’s IT network will be subject to and in accordance with relevant policies. Specifically, you acknowledge that this network is provided for business and reasonable private use, may be reviewed or inspected by Alumina, and is not private to you.

14.	CONFIDENTIALITY – ALUMINA PROPERTY

Except with the prior written approval of Alumina or in the proper discharge of your duties, you shall not disclose to any third party during the currency of this contract or thereafter any information, confidential or otherwise, relating to Alumina’s affairs which may come to your knowledge.

All documents and other information of Alumina that is not in the public domain including, without limitation, reports, documents, files, books, manuals, records, information, statements, papers, writing and similar items (whether in hard copy, electronic, magnetic or other form) relating to Alumina’s affairs and all other materials, property or equipment shall be and remain the property of Alumina and shall be handed over to Alumina by you from time to time on demand and in any event, on your leaving the service of Alumina.

You will continue to be bound by these obligations following the termination of your employment for any reason, and must take reasonable steps to prevent unlawful use or disclosure of Alumina’s confidential information.

15.	INTELLECTUAL PROPERTY

You must immediately, freely and fully disclose to Alumina any work related invention, improvement or discovery you make as an employee of Alumina. All such inventions, improvements or discoveries you make are the absolute property of Alumina.

You must not at any time during or after the cessation of your employment with Alumina apply for or claim any entitlement to any letters patent, design, copyright (register able or otherwise) or other form of protection whether in Australia or elsewhere, in relation to such intellectual property.

You are required to assign to Alumina any right you may have to a grant of letters patent, design, copyright (register able or otherwise) or other form of protection regardless of whether it is held in Australia or elsewhere.

Alumina policy in relation to Intellectual Property is contained in Alumina’s Human Resources Policies and Procedures.

16.	POLICIES AND PROCEDURES

You will be required to comply with Alumina’s Human Resources Policies and Procedures as amended from time to time.

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Alumina Limited and Peter Wasow

In particular, you should be aware of Alumina’s Code of Conduct and its policy for Buying and Selling Securities. You will be required to acknowledge, in writing, that you have read Alumina’s Code of Conduct and confirm that you agree to act in accordance with it. You will also be required, in writing, to annually re-affirm your commitment to Alumina’s Code of Conduct.

It is your responsibility to familiarise yourself with the requirements of Alumina’s policies and procedures. You acknowledge that the policies and procedures may be varied, replaced or discontinued from time to time by Alumina at its absolute discretion and that they are not incorporated as terms of this contract.

Further, to avoid doubt, to the extent of any inconsistency between the terms of this contract and Alumina’s policies and procedures, the terms of this contract prevail.

17.	POWER OF ATTORNEY

You irrevocably appoint the Company Secretary of Alumina as your attorney (Attorney) to complete and execute any documents and do all acts or things on your behalf and in your name as contemplated by this contract of employment.

You covenant that you shall ratify and confirm any act or thing done pursuant to this power and shall release Alumina, the Board, any related body corporate of Alumina and the Attorney from any liability whatsoever arising from the exercise of the powers conferred by this clause and shall indemnify and hold each of them harmless in respect thereof.

18.	EMPLOYMENT CONTRACT – AFFIRMATION

This contract of employment constitutes the complete understanding and agreement between the parties regarding its subject matter and it overrides and replaces all previous agreements, understandings, representations and negotiations whether written or not. No alteration or modification to any of the provisions of this contract of employment shall be valid unless made in writing and signed by both parties.

19.	FINANCIAL ADVICE

Alumina will reimburse you the cost of receiving personal financial advice up to a maximum reimbursement of $3,000 per annum.

20.	GOVERNING LAW

This contract is governed by the laws of Victoria. The parties submit to the non-exclusive jurisdiction of courts exercising jurisdiction there with respect to any legal proceedings arising out of or in connection with this contract or your employment.

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Alumina Limited and Peter Wasow

21.	ACKNOWLEDGEMENT

By signing this acknowledgement, Alumina declares that you have been informed of the terms of this employment contract:

For Alumina Limited

Signed:	/s/ John Pizzey

Name:	John Pizzey

Title:	Chairman

Witness Signature:

Date:

By signing this acknowledgment, you declare that you genuinely consent to the terms and conditions of this employment contract:

Signed:	/s/ Peter Wasow

Name:	Peter Wasow

Title:

Witness Signature:

Date:

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